Exhibit 99.1

www.acimmune.com © 2019 AC Immune. Not to be used or reproduced without permission. Roadmap to successful therapies for neurodegenerative diseases NASDAQ: ACIU | Annual General Meeting | June 2019 Version June 28

© 2019 AC Immune. Not to be used or reproduced without permission. 2 NASDAQ: ACIU | Annual General Meeting | June 2019 ▪ AC Immune’s roadmap to successful therapies for neurodegenerative disease ▪ AC Immune’s revised business strategy ▪ Focus on more homogeneous Alzheimer’s disease populations ▪ Achievements 2018/19 ▪ Financial figures ▪ Strategic outlook Agenda

© 2019 AC Immune. Not to be used or reproduced without permission. 3 NASDAQ: ACIU | Annual General Meeting | June 2019 Disclaimer This presentation may contain statements that constitute “forward - looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward - looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts ,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information ‒ Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission. Forward - looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward - looking statements are qualified in their entirety by this cautionary statement. This presentation is strictly confidential, is being distributed to a limited range of invited persons solely for their own information, may not be distributed to the press or any other person, and may not be reproduced or published, in whole or in part, in any form.

AC Immune’s roadmap to successful therapies for neurodegenerative diseases Andrea Pfeifer, CEO

Roadmap to successful therapies for neurodegenerative diseases

AC Immune

Precision medicine is a key driver for effective treatments

Treat earlier[1]	▪ Prioritize primary and secondary prevention trials ▪ Access diagnostic tools for patient identification
Target Tau[2,3]	▪ Develop Tau and use Tau PET tracers to diagnose/select patients
More homogenous populations[4,5]	▪ Familial Alzheimer's disease, Down syndrome ▪ NeuroOrphan indications
Precision medicine[6]	▪ Diagnose co-pathologies with selective diagnostics ▪ Select study population based on specific proteinopathies
Target neuroinflammation[7,8]	▪ Develop monoclonal antibodies and small molecules for microglial balance targeting the inflammasome NLRP3[9]-ASC[10] pathway

(1) Reardon S, Nature 2018; (2) Pontecorvo MJ, *et al.*, Brain 2019; (3) Gordon BA, et al., Brain 2019 ; (4) Strydom A, *et al.*, Alzheimers Dement (N Y) 2018 ; (5) Lott IT and Head E.,Nat Rev Neurol. 2019; (6) Robinson JL, *et al.*, Brain 2018; (7) Heneka MT *et al.*, Nat Rev Neurosci. 2018; (8) Wang S *et al.*, Int Immunopharmacol. 2019 ; (9) NOD)-like receptor protein 3; (10) Apoptosis-associated speck protein containing a CARD

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AC Immune

AC Immune’s revised business s trategy

© 2019 AC Immune. Not to be used or reproduced without permission. 7 NASDAQ: ACIU | Annual General Meeting | June 2019 Vision SupraAntigen TM Vaccines and antibodies specific to disease causing conformations Morphomer TM Conformation - sensitive small molecules To become a global leader in precision medicine 1 for neurodegenerative diseases leveraging dual proprietary technology platforms to develop breakthrough mono - and combination therapies (1) The goal of precision medicine is to deliver optimally targeted and timed interventions tailored to the individual disease drivers Dual Proprietary Technology Platforms Images: Hickman et a l, JBC 2011; Kroth et al , JBC 2012

© 2019 AC Immune. Not to be used or reproduced without permission. 8 NASDAQ: ACIU | Annual General Meeting | June 2019 Precision medicine enables combination therapies AC Immune is focused on detecting and treating AD 1 earlier (1) Alzheimer’s disease; (2) Mild cognitive impairment ▪ Future treatment paradigms for neurodegenerative diseases may involve different combinations of disease modifiers at various stages of disease ▪ Combination therapies may include anti - Abeta and anti - Tau immunotherapies or combinations of small and large molecules

Company strengths

Broad pipeline and solid financial position

1
- Addressing largest market opportunity in healthcare
- Pioneering precision medicine in neurodegenerative diseases

2
- Highly productive validated discovery platforms for sustained growth to address misfolded proteins applicable across multiple diseases
  - SupraAntigen: vaccines and antibodies specific to disease causing conformations
  - Morphomer: conformation-sensitive small molecules

3
- Broad pipeline with three candidates in Phase 2
  - Multiple near-term value inflection points
  - Partnerships with Roche, Janssen and Eli Lilly

4
- Complementary diagnostics in clinical development
- Highly-valued preclinical assets in Tau, a-syn and TDP-43

5
- CHF 302 million in cash, supports operations through Q3 2023[1]
- Increasing investment into key areas of NeuroOrphan and neuroinflammation

(1) As of Q1 2019. Expected cash runway, excluding potential incoming milestones.

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AC Immune

© 2019 AC Immune. Not to be used or reproduced without permission. 10 NASDAQ: ACIU | Annual General Meeting | June 2019 Investors and funds from partnerships Highly committed institutional investors 1 Five private financing rounds IPO NASDAQ September 2016 Share capital offering of 10 million common shares July 2018 Corporate funding to date 2 (in CHF millions ) Upfront payments Milestone payments 3 (1) Based on latest schedule 13G and 13F filings; (2) Converted to CHF based on exchange rates at times of receipt; (3) Not i ncl uding near - term $60m preclinical milestone payment from Lilly Tau agreement; (4) With Lilly convertible loan Convertible loan from Lilly ▪ CHF 312 million from investors ▪ CHF 292 million in partnering related funds 3,4 ▪ CHF 3.3 billion in total potential payments plus potential royalties

AC Immune's strategy for successful AD treatment

Precision medicine ultimately creates differentiation


Vision
Alzheimer's disease (AD)
Non-AD
NeuroOrphans
Diagnostics
Technology platforms
Values

Alzheimer's disease (AD)

- Develop best-in-class late stage assets in partnership
- Develop preventive/therapeutic vaccines as fully owned assets
- Establish a pipeline of disease modifying small molecules

Non-AD, NeuroOrphans

- Discover therapeutics in Parkinson's disease
- Leverage AD therapeutics in Down syndrome, PSP[1] and other NeuroOrphan diseases

Diagnostics

- Accelerate diagnostic pipeline to late stage development
- Use diagnostics for improved clinical trials and external partnerships

(1) Progressive supranuclear palsy

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AC Immune

ACIU's development in rare diseases

Orphan indication opportunities


Abeta
– CAA
– DS
– AD
– DS
– MD
Tau
– PSP
– FTD
– CBD
– NPD
– ALS
a-synuclein
– PD
LBD
– CTEC
– ALS
TDP-43
– FTLD
– Head injury (VA)

Market opportunity

Disease/Condition		US data: Incidence (per 100,000)	US data: Patient population ('000)[2]
AD	Alzheimer's disease	1'500	5'000
PD	Parkinson's disease	160	500
FTD	**Frontotemporal dementia**	15[3]	-
ALS	Amyotrophic lateral sclerosis	1[4]	30
LBD	**Dementia with Lewy bodies**	400	1'300
FTLD	**Frontotemporal lobar degeneration**	17	55
CAA[5]	Cerebral amyloid angiopathy	-	-
DS	Down syndrome	79	255
CBD	**Corticobasal degeneration**	6	19
NPD	Niemann-Pick disease	7-42[5]	-
MD	Myotonic dystrophy	13[4]	-
PSP	**Progressive supranuclear palsy**	1	3
CTEC[6]	Chronic traumatic encephalopathy	-	-
Dravet	**Paediatric refractory epilepsy**	6	19

(2) Calculated as incidence multiplied by US population 323m as of 2016 year end; (3) Patients aged between 45-64years; (4) Worldwide incidence; (5) European incidence; (6) Estimated prevalence data unavailable; (7) Opportunity for pediatric Priority Review Voucher

- Highlighted indications emerged as most relevant according to objective factors considering clinical development, the regulatory environment and manufacturing requirements

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AC Immune

Pipeline and catalysts 2019/ 20

Broad and robust pipeline in neurodegenerative diseases

Driven by proprietary technology platforms for sustained growth

PLATFORM	TARGETS	PRODUCT CANDIDATE	INDICATION	DISCOVERY	PRECLIN	PHASE 1	PHASE 2	PHASE 3	PARTNERS
SupraAntigen™	Tau	Anti-Tau antibody	AD[1] trt – prodromal mild						Genentech
			AD trt - moderate						
		ACI-35 *(anti-pTau vaccine)*	AD treatment						Janssen
	Abeta	Crenezumab *(anti-Abeta antibody)*[2]	AD prevention						Genentech
		ACI-24 *(anti-Abeta vaccine)*	AD treatment						
			AD trt in Down syndrome[3]						
	a-synuclein	Anti-a-syn antibody	PD[4], NeuroOrphan						
	TDP-43	Anti-TDP-43 antibody	NeuroOrphan						
Morphomer™	Tau	Morphomer Tau *(Tau inhibitor, small molecule)*	AD treatment						Lilly
		Tau-PET[5] tracer	AD and PSP diagnostic						Life Molecular Imaging
	Abeta	Morphomer Abeta *(Abeta inhibitor, small molecule)*	Glaucoma						
	a-synuclein	Morphomer a-syn *(a-synuclein inhibitor, small molecule)*	PD, NeuroOrphan						
		a-syn-PET tracer	PD, a-synuclein pathologies						
	TDP-43	TDP-43-PET tracer	diagnostic						

biologics | small molecules | diagnostics

(1) Alzheimer's disease; (2) Prevention trial API-ADAD in Colombia; (3) AD and cognitive impairment associated with Down syndrome; (4) Parkinson's disease (5) Positron emission tomography; (6) Progressive supranuclear palsy

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AC Immune

© 2019 AC Immune. Not to be used or reproduced without permission. 15 NASDAQ: ACIU | General Assembly | June 2019 Key milestones for 2019/ 20 Successful delivery of strategy with multiple near - term catalysts ACI - 24 ACI - 35 a - synuclein TDP - 43 a - synuclein PET tracer Morphomer Tau Phase 1b in DS preliminary interim data look (high dose cohort) Start Phase 1b/2a Preclinical POC 2 nd gen molecule starts FiM 4 Start Phase 1 SupraAntigen TM Morphomer TM b iologics small molecules diagnostics Preclinical POC Anti - Tau antibody S tart Phase 2 in moderate AD 1 (1) Alzheimer’s disease; (2) AD and cognitive impairment associated with Down syndrome; (3) Parkinson’s disease; (4) First in Man Neuroinflammation Preclinical POC AD 1 treatment AD 1 trt in Down syndrome 2 AD 1 treatment PD 3 and NeuroOrphan NeuroOrphan NeuroOrphan PD 3 , a - synuclein pathologies AD 1 treatment Anti - Tau antibody Readout Phase 2 in prodromal/ mild AD 1 AD 1 treatment

Focus on more homogeneous Alzheimer's disease populations

© 2019 AC Immune. Not to be used or reproduced without permission. 17 NASDAQ: ACIU | Annual General Meeting | June 2019 Tau and beta - amyloid are major hallmarks of neurodegeneration AD d evelops because of a complex series of events in the brain over a long period of time Genetics, lifestyle and environmental factors may contribute Diagnosed once symptoms present where irreversible loss of neurons has already occurred . What causes Alzheimer's disease (AD) ▪ The underlying pathology can be diverse ‒ to understand if a candidate drug has therapeutic potential it is important to apply in more homogeneous genetic populations

Genetic populations

Two categories of genes influence whether a person develops AD

Risk genes increase the likelihood of developing a disease, deterministic genes guarantee it

PSEN1 E280A mutation

- **100%** with mutation develop AD
- **5,000** members of an extended family in Antioquia, Colombia
- World's largest family in which a gene causes AD
- Average age of onset **44 years old**

- Unique possibility to study prevention and treatment in defined genetic population

- First data for the landmark Alzheimer's Prevention Initiative (API) trial of crenezumab is expected early in 2022

Down syndrome

- **90%** lifetime risk of AD
- Prevalence increases to **55%** between 50 and 59 years, and **75–100%** in overs 60s
- Average age of diagnosis 55 years old
- Extra copy of chromosome 21 has gene for APP resulting in more Abeta

- Unique possibility to study prevention and treatment in defined genetic population

- World first clinical trial for vaccine targeting Abeta in people with Down syndrome

APOE-e4 gene

- **1st risk gene** identified
  - 1 copy 2–3x risk of AD
  - 2 copies 12x risk of AD
- **40–65 %** of people diagnosed with AD have 1 copy of the gene
- **20–30%** of us have the gene

- No population wide screening
- AD cause multi-factorial

← ACIU's clinical activity

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AC Immune

© 2019 AC Immune. Not to be used or reproduced without permission. 19 NASDAQ: ACIU | Annual General Meeting | June 2019 Why study genetic populations Credit: Greg Kendall - Ball/Nature “ It has haunted me all of my life but I want to be prepared if possible Elenith is enrolled in a study of people whose families carry a genetic mutation for early - onset Alzheimer's disease “

Crenezumab Alzheimer prevention trial (API-ADAD[1])

First-in-class anti-Abeta antibody in prevention trial

Target	Misfolded Abeta
Licensee	Genentech, A Member of the Roche Group; Roche

Key results	▪ Humanized IgG4 antibody [2,3]
	▪ Designed to neutralize Abeta oligomers by[3]:
	  ▪ Blocking the interaction of oligomers with neurons
	  ▪ Promoting the phacocytic removal of oligomers by microglia
	▪ Reduced risk of ARIA-E[1] and neuroinflammation allows for higher dosing

Patient population	▪ Colombian family clan with Paisa mutation leading to Abeta accumulation and early onset AD[4] ▪ Largest autosomal-dominant AD[4] cohort ▪ Nearly 100% certainty of disease development due to a PSEN-1[5] gene mutation ▪ Unique opportunity to study prevention and treatment in defined population


Importance of population
Asymptomatic Pre-MCI
Symptomatic Pre-MCI
MCI
Dementia
Progression
4 years (95% CI 2-8)
6 years (4-7)
5 years (4-6)
10 years (9-12)
Median age (95% CI)
35 (30-36)
38 (37-40)
44 (43-45)
49 (49-50)
59 (58-61)


nature

NEWS · 27 MARCH 2018

Pioneering Alzheimer's study in Colombia zeroes in on enigmatic protein

Researchers tracking a genetic mutation that causes an early-onset form of the disease hope to uncover new drug targets.

Development status	Phase 2 double-blind, placebo-controlled study ▪ Based on 300 asymptomatic, pre-MCI[6] subjects, of which 200 genetically predisposed to develop early AD ▪ Primary endpoint: composite cognitive test at week 260; secondary endpoints: biomarkers, safety ▪ Started Dec 2013, study completion expected in Q1 2022

(1) Alzheimer's Prevention Initiative – Autosomal-Dominant Alzheimer's disease; (2) Adolfsson O, *et al. J Neurosci.* 2012;32:9677 – 9677; (3) Ultsch M, *et al. Sci Rep.* 2016; 6:39374; (4) Alzheimer's disease; (5) Presenilin-1 gene mutation; (6) Mild cognitive impairment

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AC Immune

ACI-24 – Phase 1b in Down syndrome (DS)

Anti-Abeta therapeutic vaccine

Target	Misfolded Abeta
Study rationale	▪ Down syndrome population is at high risk of developing AD ▪ 75 – 100% of people with Down syndrome have AD by age 60 ▪ Unique possibility to study prevention and treatment in defined genetic population
Key results	▪ Compelling memory enhancement in ORT[1] in Down syndrome mouse model[2]

Reduction of Abeta levels in brain[2]



Aβ 40 pg/g
1,500
1,000
500
control
ACI-DOS-01
Healthy
DS mouse model
Muhs et al PNAS 2007

Memory restoration[2]



Memory index (%)
100
90
80
70
60
50
40
30
*
control
ACI-DOS-01
Healthy
DS mouse model
Belinchenko et al PLOS ONE 2016

Down syndrome population is at high risk of developing AD



Early-onset AD & Down's syndrome
Late-onset AD
AD
MCI
AD
MCI
normal aging
1.5-fold increase
Age (years)
Alzheimer's Association, New York

Development status	Clinical Phase 1b with interim data expected in Q2 2019 ▪ World first clinical trial for vaccine targeting Abeta in people with Down syndrome ▪ Dose escalation study in up to 24 adults with Down syndrome (25–45 years) ▪ Primary endpoints: safety and tolerability, anti-Abeta antibody titers and biomarkers; Secondary endpoint: clinical and cognitive measures ▪ Recruitment completed: low-dose cohort in Q3 2017 and high-dose cohort in Q2 2018

(1) Object recognition test; (2) Reduction of Abeta levels in the brain of a DS relevant mouse model (TS65Dn)

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AC Immune

Achievements 2018/19

© 2019 AC Immune. Not to be used or reproduced without permission. 23 NASDAQ: ACIU | Annual General Meeting | June 2019 Business Operations ▪ License agreement signed with Eli Lilly in December 2018 to research and develop Tau aggregation inhibitor small molecules for the potential treatment of Alzheimer’s disease and other neurodegenerative diseases ▪ Receipt of CHF 80 million upfront payment and USD 50 million convertible note ▪ Potential pre - clinical milestone of CHF 60 million planned for H2 2019 ▪ Substantially revised AC Immune’s equity story and business strategy after the crenezumab phase 3 discontinuation ▪ Awarded third follow - up grant from The Michael J. Fox Foundation for first - in - human study of a potential alpha - synuclein Positron Emission Tomography (PET) tracer for Parkinson's disease commenced in H1 of 2019 ▪ Established an exclusive strategic partnership with WuXi Biologics allowing ACIU to leverage WuXi’s manufacturing capabilities ▪ Appointed new Executive Management members: ▪ Dr. Marie Kosco - Vilbois, Chief Scientific Officer ▪ Mr. Piergiorgio Donati, Head of Technical Operations Program Management ▪ Dr . Sonia Poli, Head of Translational Science Highlights and achievements 2018/2019

© 2019 AC Immune. Not to be used or reproduced without permission. 24 NASDAQ: ACIU | Annual General Meeting | June 2019 Highlights and achievements 2018/2019 Finance ▪ Enhanced cash position CHF 302 million as of Q1 2019 ▪ R eceipt of CHF 80 million upfront payment and USD 50 million convertible note as a result of license agreement with Eli Lilly in December 2018 ▪ Convertible note automatically converted on April 25, 2019. 3.6m common shares were issued to Lilly at the predetermined price of $13.83 per share. This note is now fully settled and there is no further equity or cash consideration due to Lilly ▪ Follow - on offering of 10 million common shares in Q3 2018 which raised gross proceeds of USD 117.5 million (CHF 116.3 million ) ▪ Focused R&D investment of CHF 11.6 million in AD and future growth discovery programs, i.e. a - synuclein , TDP - 43 and neuroinflammation; additional strategic investments in our propriety and partnered vaccine programs, most notably ACI - 24 and ACI - 35 ▪ Strengthening our relationship with the investment community: ▪ Conducted 17 dedicated non - deal roadshows in the US and Europe ▪ Completed 206 individual investor presentations, with 42 meetings at JPM 2019 ▪ Hosted a Key Opinion Leader (KOL) event addressing Abeta oligomers in AD and other neurodegenerative diseases with top - level insights from KOLs Professor Michael W. Weiner 1 and Professor John Q. Trojanowsk 2 1(1)University of California San Francisco School of Medicine; (2) Perelman School of Medicine, University of Pennsylvania

© 2019 AC Immune. Not to be used or reproduced without permission. 25 NASDAQ: ACIU | Annual General Meeting | June 2019 Clinical stage programs Highlights and achievements 2018/19 Anti - Tau antibody 1 ▪ Commenced recruitment for a second Phase 2 trial of RG6100 (MTAAU9937A, RO7105705) in moderate AD (Q1 2019) ▪ The Phase 2 study in prodromal and mild AD which started in Q3 2017 was fully recruited in Q1 2019 . The primary completion data is planned for Q3 2020 Crenezumab 1 ▪ CREAD 1 and CREAD 2 Phase 3 studies discontinued (Q1 2019) ▪ The landmark Alzheimer's Prevention Initiative trial of crenezumab , for which data are expected in Q1 2022, is continuing in cognitively healthy individuals in Colombia with additional biomarker assessment in preclinical AD patients Anti - Abeta vaccine ACI - 24 in AD ▪ Commenced a Phase 2 clinical trial with an adaptive design (Q3 2018) ▪ Presented promising interim data of Phase1/2a (Q2 2019) at the Alzheimer's Association Workshop, Washington DC Anti - Abeta vaccine ACI - 24 in DS ▪ Completed recruitment for the high - dose cohort of Phase 1b study (Q2 2018) targeting Alzheimer's disease characteristics in individuals with Down syndrome, interim data look by Q2 2019 with the potential to start Phase 2 ahead of time (1) Developed under out - licensing agreements with Genentech/Roche

© 2019 AC Immune. Not to be used or reproduced without permission. 26 NASDAQ: ACIU | Annual General Meeting | June 2019 Clinical stage and Phase 1 ready programs Highlights and achievements 2018/19 Morphomer - a - synuclein - PET tracer ▪ The first - in - human trial for the potentially first selective alpha - synuclein Positron Emission T omography (PET) tracer has been initiated in Q1 2019 Anti - Tau vaccine ACI - 35 in AD ▪ Program is ready for initiation of Phase 1b/2a according to Company’s objectives Tau Morphomer in AD ▪ ACI - 3024 is ready for initiation of Phase 1 according to Company’s objectives Anti - a - synuclein antibody ▪ Proof of concept study available in Q3 2019 which will be the basis for the lead selection for humanization and further development Anti - TDP - 43 antibody ▪ Proof of concept study available in Q3 2019 which will be the basis for the lead selection for humanization and further development

© 2019 AC Immune. Not to be used or reproduced without permission. 27 NASDAQ: ACIU | Annual General Meeting | June 2019 Pre - clinical stage programs Highlights and achievements 2018/19 Morphomer neuroinflammation ▪ First NLRP3 small molecule inhibitors identified and further testing of analogues ongoing Morphomer TDP - 43 PET tracer ▪ Hit confirmation and optimization ongoing with multiple compounds

AC Immune: Finance Joerg Hornstein, CFO

© 2019 AC Immune. Not to be used or reproduced without permission. 29 NASDAQ: ACIU | General Assembly | June 2019 Key financial data 1 For the year ended December 31, 2018 2017 Change (in CHF million except per share data) Revenues 7.2 20.3 (13.1) R&D expenses (44.3) (32.7) (11.6) G&A expenses (12.5) (10.1) (2.4) IFRS loss for the period (50.9) (26.4) (24.5) IFRS EPS – basic and diluted (0.82) (0.46) (0.36) Non - IFRS loss for the period 1 (47.2) (20.6) (26.6) Non - IFRS EPS – basic and diluted 1 (0.76) (0.36) (0.40) As of December 31, 2018 2017 Change (in CHF million) Cash and cash equivalents 156.5 124.4 32.1 Short - term financial assets 30.0 - 30.0 Total Liquidity 2 186.5 124.4 62.1 Total shareholder’s equity 177.6 116.8 60.8 Financial overview [ 1] Non - IFRS (Loss) and Non - IFRS EPS are non - IFRS measures. [2] Liquidity is defined as the cash and cash equivalents plus short - term financial assets. These short - term financial assets are c omprised of cash held in fixed - term deposits ranging in maturity from 3−12 months

Strategic outlook

Strategy for value creation

1.CONTINUE to focus on early treatment and prevention trials in homogeneous patient populations

2. EVOLVE strategy to focus on precision medicine and combination therapy approaches based on patients' specific proteinopathies

- Leverage diagnostics portfolio to identify and track patients

3. INVEST to further build leadership in neurodegenerative diseases

- Execute in line with our **"Roadmap"**
- Focus on Tau and new targets in neuroinflammation

4. DIVERSIFY into other neurodegenerative and NeuroOrphan diseases

- Potential for streamlined regulatory pathway
- Favorable pricing and reimbursement

5. CAPTURE maximum upside by partnering assets at optimal point in development

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AC Immune

© 2019 AC Immune. Not to be used or reproduced without permission. 32 NASDAQ: ACIU | Annual General Meeting | June 2019 We continue to shape the future of neurodegeneration by discovering and developing breakthrough therapies through pioneering science and precision medicine AC Immune

AGM Agenda Items and Proposals of the Board of Directors

© 2019 AC Immune. Not to be used or reproduced without permission. 34 NASDAQ: ACIU | Annual General Meeting | June 2019 Agenda 1. Approval of the Annual Report, Annual Statutory Financial Statements and Financial Statements under IFRS of AC Immune SA for the year 2018 2. Appropriation of Loss 3. Discharge of the Members of the Board of Directors and the Executive Committee 4. Compensation for the Members of the Board of Directors and the Executive Committee 5. Election of the Members of the Board 6. Election to the Compensation, Nomination & Corporate Governance Committee 7. Election of the Independent P roxy 8. Re - election of the Auditors 9. Authorized Share Capital 10. Conditional Capital Increase for Bonds and Similar Debt Instruments 11. Conditional Capital Increase for Employee Benefit Plans

© 2019 AC Immune. Not to be used or reproduced without permission. 35 NASDAQ: ACIU | Annual General Meeting | June 2019 Approval of the Annual Report, Annual Statutory Financial Statements and Financial Statements under IFRS of AC Immune SA for the year 2018 ▪ The Board proposes to approve the Annual Report, the Annual Statutory Financial Statements and the Financial Statements under IFRS of AC Immune SA for the year 2018, and to take note of the Reports of the Auditors. Copies of these documents are available for download in the "Investors" section of our website (www.acimmune.com). Agenda item 1

© 2019 AC Immune. Not to be used or reproduced without permission. 36 NASDAQ: ACIU | Annual General Meeting | June 2019 Appropriation of Loss ▪ The Board of Directors proposes that the net loss of the year 2018 in the amount of KCHF 48'894 is added to the loss brought forward of KCHF 58'426 resulting in a new balance of loss brought forward of KCHF 107'320. Under IFRS accounting principles, the net loss for the business year 2018 amounted to KCHF 50'951. Agenda item 2

© 2019 AC Immune. Not to be used or reproduced without permission. 37 NASDAQ: ACIU | Annual General Meeting | June 2019 Discharge of the Members of the Board of Directors and the Executive Committee ▪ The Board proposes that the members of the Board and the Executive Committee are discharged from their liabilities for their activities in the financial year 2018. Agenda item 3

© 2019 AC Immune. Not to be used or reproduced without permission. 38 NASDAQ: ACIU | Annual General Meeting | June 2019 Compensation for the Members of the Board of Directors and the Executive Committee ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors (size unchanged) and the Executive Committee (size increased from four persons in the previous year to six persons in the current year ): 4a. A Vote on Total Non - Performance - Related Compensation for Members of the Board of Directors from 1 July 2019 to 30 June 2020 The Board of Directors proposes that shareholders approve the total maximum amount of non - performance - related compensation for the members of the Board of Directors covering the period from 1 July 2019 to 30 June 2020, i . e ., CHF 547'000 (cash base compensation plus social security costs). Agenda item 4

© 2019 AC Immune. Not to be used or reproduced without permission. 39 NASDAQ: ACIU | Annual General Meeting | June 2019 Compensation for the Members of the Board of Directors and the Executive Committee ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors (size unchanged) and the Executive Committee (size increased from four persons in the previous year to six persons in the current year ): 4.b Vote on Equity for Members of the Board of Directors The Board of Directors proposes that shareholders approve the maximum grant of equity or equity linked instruments for the members of the Board of Directors from 1 July 2019 to 30 June 2020 with maximum value of CHF 626'000 (equity or equity linked instruments value plus social security costs). Agenda item 4

© 2019 AC Immune. Not to be used or reproduced without permission. 40 NASDAQ: ACIU | Annual General Meeting | June 2019 Compensation for the Members of the Board of Directors and the Executive Committee ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors (size unchanged) and the Executive Committee (size increased from four persons in the previous year to six persons in the current year ): 4.c Vote on Total Non - Performance - Related Compensation for Members of the Executive Committee from 1 July 2019 to 30 June 2020 The Board of Directors proposes that shareholders approve the total maximum amount of non - performance - related cash compensation for the members of the Executive Committee from 1 July 2019 to 30 June 2020, i.e., CHF 2'407'000 (cash base compensation plus social security costs). Agenda item 4

© 2019 AC Immune. Not to be used or reproduced without permission. 41 NASDAQ: ACIU | Annual General Meeting | June 2019 Compensation for the Members of the Board of Directors and the Executive Committee ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors (size unchanged) and the Executive Committee (size increased from four persons in the previous year to six persons in the current year ): 4.d Vote on Total Variable Compensation for Members of the Executive Committee for the current year 2019 The Board of Directors proposes that shareholders approve the total maximum amount of variable compensation for the members of the Executive Committee for the current year 2019, i.e. , CHF 1'195'000 (cash compensation plus social security costs). Agenda item 4

© 2019 AC Immune. Not to be used or reproduced without permission. 42 NASDAQ: ACIU | Annual General Meeting | June 2019 Compensation for the Members of the Board of Directors and the Executive Committee ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors (size unchanged) and the Executive Committee (size increased from four persons in the previous year to six persons in the current year ): 4.e Vote on Equity for Members of the Executive Committee The Board of Directors proposes that shareholders approve the maximum grant of equity or equity linked instruments for the members of the Executive Committee from 1 July 2019 to 30 June 2020 with maximum value of CHF 3'126'000 (equity or equity linked instruments value plus social security costs). Agenda item 4

© 2019 AC Immune. Not to be used or reproduced without permission. 43 NASDAQ: ACIU | Annual General Meeting | June 2019 Election of the Members of the Board ▪ The Board of Directors proposes for a term until the end of the next ordinary General Meeting ▪ the re - election of Douglas Williams as member and election as Chairman of the Board, ▪ the re - election of Martin Velasco as member and election as Vice - Chairman of the Board, ▪ the re - election of Peter Bollmann , Friedrich von Bohlen, Andrea Pfeifer, Tom Graney and Werner Lanthaler and election of Roy Twyman as members of the Board of Directors ▪ Prof. Riesner has taken his retirement and will not stand for re - election. Agenda item 5

© 2019 AC Immune. Not to be used or reproduced without permission. 44 NASDAQ: ACIU | Annual General Meeting | June 2019 Election of the Members of the Board ▪ The Board of Directors proposes for a term until the end of the next ordinary General Meeting 5a. Re - election of Douglas Williams as member and election as Chairman of the Board of Directors 5.b Re - election of Martin Velasco as member and election as Vice - Chairman of the Board of Directors 5.c Re - election of Peter Bollmann 5.d Re - election of Friedrich von Bohlen 5.e Re - election of Andrea Pfeifer 5.f Re - election of Tom Graney 5.g Re - election of Werner Lanthaler 5.h Election of Roy Twyman Agenda item 5

Dr. Roy E. Twyman

Dr. Roy E. Twyman

- CEO and founder, Amron Neuroscience, LLC
- Spent almost 20 years at Janssen Research & Development , LLC (a Johnson & Johnson company):
  - Member of the Neuroscience Therapeutic Area Leadership team responsible for clinical R&D and strategic planning of CNS neurology and psychiatry pipeline products.
  - 2012 – 2018, Senior Vice President in the Neuroscience Therapeutic Area overseeing the Alzheimer's Disease Area
- Independent board member and scientific advisory board member for a number of small biotech or pharmaceutical companies
- Academic training and appointments include:
  - MD, University of Kentucky; Neurology Residency and Neurophysiology Fellowship, University of Michigan; Assistant Professor Department of Neurology, University of Michigan; Associate Professor with tenure in Departments of Neurology and Pharmacology & Toxicology; Huntsman Cancer Institute, Human Molecular Biology Eccles Institute of Genetics and Neuroscience Program appointments at University of Utah.



NASDAQ: ACIU | Annual General Meeting | June 2019
© 2019 AC Immune. Not to be used or reproduced without permission.
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AC Immune

© 2019 AC Immune. Not to be used or reproduced without permission. 47 NASDAQ: ACIU | Annual General Meeting | June 2019 Election to the Compensation, Nomination & Corporate Governance Committee ▪ The Board of Directors proposes the re - election of Martin Velasco, Tom Graney and Douglas Williams as members of the Compensation, Nomination & Corporate Governance Committee, each until the end of the next ordinary General Meeting 6.a Re - election of Tom Graney 6.b Re - election of Martin Velasco 6.c Re - election of Douglas Williams Agenda item 6

© 2019 AC Immune. Not to be used or reproduced without permission. 48 NASDAQ: ACIU | Annual General Meeting | June 2019 Election of the Independent P roxy ▪ The Board of Directors proposes to elect Reymond & Associés , represented by Denis Cherpillod , avocat , Avenue de la Gare 1, case postale 7255, 1002 Lausanne, as the independent proxy of the Company until the end of the next ordinary General Meeting Agenda item 7

© 2019 AC Immune. Not to be used or reproduced without permission. 49 NASDAQ: ACIU | Annual General Meeting | June 2019 Re - election of the Auditors ▪ The Board of Directors proposes to re - elect PricewaterhouseCoopers SA, in Pully , for a term of office of one year Agenda item 8

© 2019 AC Immune. Not to be used or reproduced without permission. 50 NASDAQ: ACIU | Annual General Meeting | June 2019 Authorized Share Capital ▪ Withdrawn by the Board of Directors Agenda item 9

© 2019 AC Immune. Not to be used or reproduced without permission. 51 NASDAQ: ACIU | Annual General Meeting | June 2019 Conditional Capital Increase for Bonds and Similar Debt Instruments ▪ Withdrawn by the Board of Directors Agenda item 10

© 2019 AC Immune. Not to be used or reproduced without permission. 52 NASDAQ: ACIU | Annual General Meeting | June 2019 Conditional Capital Increase for Employee Benefit Plans ▪ T he Board of Directors proposes to replace the existing first paragraph of article 3c (Conditional Capital Increase for Employee Benefit Plans) of the articles of association pertaining to the conditional capital increase for employees and individuals of comparable positions, to create conditional share capital for the same purpose in the maximum amount of CHF 70'460 by the issuance of 3'523'000 registered common shares of CHF 0.02 nominal value each and to amend article 3c, paragraph 1 of the articles of association as set out below: Agenda item 11 The share capital of the Company shall be increased by an amount not exceeding CHF 70'460 through the issue of a maximum of 3'523'000 registered shares, payable in full, each with a nominal value of CHF 0.02, in connection with the exercise of option rights granted to any employee of the Company or a subsidiary, and any consultant, members of the Board of Directors, or other person providing services to the Company or a subsidiary.

© 2019 AC Immune. Not to be used or reproduced without permission. 53 NASDAQ: ACIU | Annual General Meeting | June 2019 We thank you for coming and your continued support AC Immune